UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K/A
(Amendment No. 1)
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2008
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number 000-32041
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citizens First Savings Bank 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citizens First Bancorp, Inc.
525 Water Street
Port Huron, Michigan 48060

Explanatory Note
This Amendment No. 1 to the Annual Report on Form 11-K of the Citizens First Savings Bank 401(k) Plan for the fiscal year ended December 31, 2008 is being filed for the purpose of correcting an omitted Note to the financial statements included with the Form 11-K, which was originally filed with the Securities and Exchange Commission on June 29, 2009. For the convenience of the reader, this Form 11-K/A sets forth the original Form 11-K in its entirety. This Form 11-K/A does not reflect the events occurring after the filing of the original Form 11-K.
Required Information
The Citizens First Savings Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

INDEPENDENT AUDITOR’S REPORT
To the Plan Administrator of the
Citizens First Savings Bank
401(k) Plan
Port Huron, Michigan
We have audited the accompanying statements of net assets available for plan benefits of the Citizens First Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Citizens First Savings Bank 401(k) Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) assets held at end of year and 2) assets acquired and disposed of within year, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As more fully described in Note J, subsequent to the issuance of the Plan’s 2008 financial statements and our report thereon dated June 15, 2009, we became aware that the financial statements did not reflect certain, specific fair value disclosures as required by SFAS 157. In our original report, we expressed an unqualified opinion on the 2008 financial statements and our opinion on the revised statements, as expressed herein, remains unqualified.

/s/ Austin, Niester, Schweihofer & Finnegan, P.C.
Certified Public Accountants
Port Huron, Michigan
June 15, 2009

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Cash	$6,705	$10,315
Dividend & Capital Gain distribution receivable		1,496
Participant-directed investments — at fair value:
Mutual funds	4,069,981	6,072,800
Employer common stock	295,884	1,288,264
Participant loans	92,040	41,432

Total participant-directed investments	4,457,905	7,402,496

TOTAL ASSETS	4,464,610	7,414,307

LIABILITIES

Excess employee contributions payable	54,715	7,230

TOTAL LIABILITIES	54,715	7,230

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,409,895	$7,407,077

See Independent Auditor’s Report and Notes To Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2008 and 2007

	2008	2007
(SUBTRACTIONS FROM) ADDITIONS TO NET ASSETS

Investment (loss) income:
Net realized and unrealized gain from investments in:
Mutual funds	$(2,104,664)	$4,601
Employer common stock	(1,265,197)	(1,870,010)
Interest and dividends	377,634	485,671

TOTAL INVESTMENT LOSS	(2,992,227)	(1,379,738)
Contributions:
Participants	716,426	789,121
Employer	178,819	187,736
Rollover and other	100,000	44,688

TOTAL CONTRIBUTIONS	995,245	1,021,545

TOTAL SUBTRACTIONS	(1,996,982)	(358,193)

DEDUCTIONS

Deductions from net assets attributed to:

Benefits paid to participants	1,000,200	823,802

Net Decrease in Net Assets Available for Plan Benefits	(2,997,182)	(1,181,995)

NET ASSETS AVAILABLE FOR PLAN BENEFITS BEGINNING OF YEAR	7,407,077	8,589,072

END OF YEAR	$4,409,895	$7,407,077

See Independent Auditor’s Report and Notes To Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note A—Description of Plan
The Citizens First Savings Bank 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of Citizens First Savings Bank and Citizens First Mobil Services, LLC (the “Employers”). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Participation and Vesting - All employees are eligible to participate in the Plan once they have attained the age of 18. Participant contributions are always fully vested and nonforfeitable. Annually, the Employer will make an Employer-matching contribution. Each participant who has worked more than 500 hours during the calendar year or is employed on the last day of the Plan year shall be entitled to a portion of the Employer contributions. In addition, participants who have retired or died during the Plan year will be entitled to a share of the Employer contributions. The Employer’s contributions vest under the following schedule:

Percentage
Years of Service	Vested
Less then 3 years	0
3 years	100
Forfeitures - Annually, forfeitures may be used to reinstate previously forfeited accounts, if any, correct erroneously omitted employees, if any, or reduce Plan expenses. Any remaining amounts shall be used to reduce Employer contributions. Forfeitures amount to $7,337 and $7,263 as of December 31, 2008 and 2007, respectively, and will be used to reduce future employer contributions. During 2008 and 2007, $12,713 and $17, 618, respectively, were used to reduce employer contributions.
Employee Contributions - Contributions to participants’ accounts are made through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Employer. Participants may contribute from 1 percent to 25 percent of pretax compensation, less bonuses and overtime, to the Plan each calendar year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Annual contributions for each participant are subject to limitations as defined in the Internal Revenue Code.
Beginning January 1, 2006, the Plan allowed participants to make Roth elective deferrals to their participant accounts on an after-tax basis. The Roth elective deferrals are included in the employee deferrals used to calculate the employer match and in the annual contributions limitations defined by the Internal Revenue Code.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note A—Description of Plan (Continued)
Employer Contributions - The Plan provides for an Employer-matching contribution. The Employer match for 2008 and 2007 is 50 percent of the first 4 percent of participant deferrals, up to a maximum of 2 percent of each participant’s eligible annual compensation. Employer matching contributions are invested as directed by Plan participants.
Participant Accounts - Each participant’s account is credited with the participant and Employer contributions and an allocation of any Plan earnings. Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Allocations are based on participant elections. The benefit to which a participant is entitled is the amount included in each individual’s vested participant account.
Payment of Benefits - Participants or their beneficiaries may receive payments of their account balances upon the earlier of reaching age 59 1/2, death, hardship withdrawal, or termination of service, as defined in the Plan. Such payments are made in a lump sum. Mandatory payments must begin no later than April 1 following the year in which the participant reaches the age of 70 1/2. The Plan should be consulted for further details regarding the benefit provisions.
Loans - The Plan allowed participants to borrow money from the Plan, limited to the lesser of $50,000 or one-half of the participants’ vested account balance. Loans must have terms no longer than five years, with the exception of loans used to acquire, construct, or reconstruct the participant’s home, and must bear a reasonable interest rate as determined by the Plan administrator. The Plan was amended to no longer allow participants to borrow money from the Plan, effective July 1, 2005. Existing loans will continue until fully repaid.
On October 23, 2008, a new amendment to the Plan took effect. The amendment allows participants to borrow money from the Plan during specified periods designated by the Trustee. These periods are designated at the discretion of the Trustee and are subject to the rules previously governing Plan loans. Participants were allowed to request loans from October 23, 2008 through December 31, 2008. Future availability of Plan loans may be made available at the Trustee’s discretion.
Administrative Expenses - Administrative expenses of the Plan are paid by the Employer.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note B — Summary of Significant Accounting Policies
Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Assets and liabilities are presented at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices. The value of participant loans is the face value of the loans outstanding, which approximates market value.
New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157. See note I, Fair Value Measurements. There was no material impact to the Financial Statements of the Plan upon adoption of SFAS No. 157.
Changes in Net Assets - Income is recorded as earned. Expenses are recorded when incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of Plan assets for the year is recorded in the statement of changes in net assets available for Plan benefits. Contributions are recorded on the accrual basis in the Plan year to which the contribution applies. Payments to beneficiaries are recorded when paid by the Plan.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Note C — Income Tax Status
The Internal Revenue Services issued a determination letter dated June 16, 2003 stating that the plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code and that the related trust is, therefore, not subject to tax. The Plan administrator has a copy of this determination letter in his possession.
The Plan has been amended, with the most recent amendment adopted on October 23, 2008. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the financial statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note D — Investments
The Plan’s investments are held by Citizens First Savings Bank. The fair value of individual investments that exceed 5 percent of the Plan’s beginning net assets is as follows:

	2008	2007
Mutual Funds- All participant-directed
Federated Capital Preservation Fund	$1,047,671	$808,374
Federated Mid Cap Fund	514,453	844,955
Federated Max Cap Fund	386,898	686,018
Federated Total Return Bond Fund	601,567	589,608
Federated Kaufmann Fund		588,279
Columbia Value & Restructuring		840,672
Income Fund of America		553,808
UMB Scout International		523,188
Common stock — Citizens First Bancorp, Inc. Employer common stock		1,288,264
Note E — Related Party Transactions
Participants have the option of investing in common stock of the Employer.
Note F — Plan Termination
Although the Employer intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant’s account would become fully vested as of the date of the termination of the Plan. Plan funds would be distributed to each participant in accordance with distribution policies set forth in the Plan.
Note G — Excess Employee Contributions Refundable
At December 31, 2008 and 2007, payables of $54,715 and $7,230 respectively, are recorded for amounts refundable by the Plan to participants for contributions in excess of amounts allowed by the Internal Revenue Service.
Note H — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note I — Fair Value Measurements
As of January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below;
Basis of Fair Value Measurement
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table sets forth, by level within the fair value hierarchy, the Plan investment assets at fair value as of December 31, 2008. There were no investment liabilities as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2		Level 3	Total

Mutual Funds	$4,069,981	$		$	$4,069,981
Citizens First Bank Common Stock	295,884				295,884
Participant Loans			92,040		92,040

Total Investment Assets at Fair Value	$4,365,865		$92,040	$	$4,457,905

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note J — Note on Revised Financial Statements
Subsequent to the issuance of the Plan’s financial statements, management became aware that their financial statements did not contain a specific new disclosure required by SFAS No. 157, Fair Value Measurements, adopted as of January 1, 2008. This disclosure is reflected in Note I. Given the nature of the Plan’s investments, and in relation to the disclosures as originally reported, the new disclosure in Note I does not have a material impact on the financial statements taken as a whole.
Note K — Subsequent Event
As of June 15, 2009 the market value of Citizens First Bancorp, Inc. stock has dropped 61% since the financial statement date, December 31, 2008. This is due to continued stock market volatility and the ongoing economic recession, which has had a major effect on financial institutions.

SUPPLEMENTARY
INFORMATION

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
SUPPLEMENTAL SCHEDULES
For the year ended December 31, 2008
EIN: 38-0421485, Plan 003
Form 5500
Schedule H, Line 4i —Schedule of Assets (Held At End of Year)

			Current
Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)*	Value (e)
Federated Investors, Inc.	Federated Capital Preservation Fund		$1,047,671

Columbia	Columbia Value & Restructuring		363,528

Federated Investors, Inc.	Federated Kaufmann Fund		255,991

Federated Investors, Inc.	Federated Index Mid-Cap Fund		514,453

Federated Investors, Inc.	Federated Index Max-Cap Fund		386,898

Federated Investors, Inc.	Federated MDT Balance		28,707

Federated Investors, Inc.	Federated Total Return Bond Fund		601,567

Alpine	Alpine U.S. Real Estate Equity		50,403

American Funds	Income Fund of America		292,058

Pimco	Pimco Commodity Real Return		126,337

Third Avenue	Third Avenue Small Cap Value Fund		111,308

UMB	UMB Scout International		291,061

** Citizens First Bancorp, Inc.	Common stock - Citizens First Bancorp, Inc.		295,884

Participants	Participant loans, with interest ranging from 5.5 percent to 8.25 percent		92,040

Total Investments			$4,457,905

*	Cost information not required for Schedule I

**	Denotes a party — in — interest
See Independent Auditor’s Report and Notes to the Financial Statements

CITIZENS FIRST SAVINGS BANK
401(k) PLAN
SUPPLEMENTAL SCHEDULES
For the year ended December 31, 2008
EIN: 38-0421485, Plan 003
Form 5500
Schedule H, Line 4i —Schedule of Assets (Acquired and Disposed of Within Year)

		Cost of	Proceeds of
Identity of Issuer (a)	Description of Investment	acquisitions (c)*	dispositions (d)
There is no activity to report on this schedule for the year ended December 31, 2008
$

Total Investments			$

*	Cost information not required for Schedule II
See Independent Auditor’s Report and Notes to the Financial Statements

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First Savings Bank 401(k) Plan By Citizens First Savings Bank, Trustee
Date: June 30, 2009	By:	/s/ William G. Oldford, Jr.
William G. Oldford, Jr.
Senior Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit 23	Consent of Austin, Niester, Schweihofer & Finnegan, P.C.